THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com

January 17, 2014

Mr. Duc Dang
Securities Exchange Commission

Re:	CenturyTouch Ltd, Inc. Registration Statement on Form S-11 Filed December 24, 2012 File No. 333-185670

Dear Mr. Dang,

Please note our responses to your comments.

We note your response to our prior comment 10. An 8-K referencing your change in year end and your Form 10-K for the year ended General

1. We note your response to comment 1 and will continue to monitor for your submissions. Again, note that we will not be in a position to declare your filing effective until such filings have been made.

On January 16, 2014, we filed the following reports:

8-k regarding the resignation of our auditor

10q’s for the quarters ended September 30, 2012, December 31, 2012, March 31, 2013 and September 30, 2013

10k’s for the year ended June 30, 2012 and June 30, 2013

2. Please include updated financial statements within your amended filing. Reference is made to Rule 8-08 of Regulation S-X.

We have updated our financials to September 30, 2013.

Plan of Distribution, page 18

3. Please reconcile your disclosure that selling security holders may only sell their shares at a fixed price for the duration of the offering with the statement in the same section that they can sell at “market prices prevailing at the time of sale….” Also, you indicate that selling security holders “may” be deemed underwriters. Based on the nature and amount being registered, please tell us why they would not be deemed underwriters.

We have updated this to read as:

Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at a fixed price of $0.05

We have also updated to read that the selling security holders “will” be deemed underwriters.

Liquidity and Capital Resources, page 21

3. Please revise to disclose the interest payments that will be payable in the next 12 months.

The interest payments for the next 12 months (7/1/2013 – 6/30/2014) are $120,184 in total.

Report of Independent Registered Accounting Firm, page F-1

5. We note your response to our prior comment 9. An Item 4.01 Form 8-K referencing your change in accountants does not appear to have been filed by December 15, 2013. Please tell us when you will file the required information.

We filed our 8-k on January 15, 2014

Financial Statements

6. June 30, 2012 and subsequent quarterly reports do not appear to have been filed by December 15, 2013. Please tell us when you will file the required information. Further, please tell us when you will file your Form 10-K for the year ended June 30, 2013 and your Form 10-Q for the quarterly period ended September 30, 2013.

Please see our response to Comment #1.

7. We have reviewed your response to our prior comment 12 and remain uncertain as to what the properties were used for during the twelve months prior to acquisition. If the properties were occupied and generating revenues please tell us how you determined Rule 8-06 of Regulation S-X and the disclosure requirements of ASC 805-10-50 are not applicable to your real estate acquisitions.

The table below sets forth the date when each property was acquired by CenturyTouch Limited, the British subsidiary of the Company. We confirmed that no prior rental history existed before the acquisition of each property since all properties needed to be refurbished into rentable units after the acquisition. According to Financial Reporting Manual 2330.10, the financial statements of the properties are not required if no prior rental history existed.

Property	Location	Type	Units	Purchased Date	Occupancy
62 Gold Street	Northampton	Mixed Use Retail and Residential	1	2/1/2012	100%
27-29 Westgate	Grantham	Mixed Use Retail and Residential	8	8/20/2010	100%
453 Firth Park Road	Sheffield	Mixed Use Retail and Residential	2	2/1/2012	100%
310, 312, 314 & 343 Carlton Hill	Nottingham	Mixed Use Retail and Residential	8	2/1/2012	100%
240 Derby Road	Nottingham	Multi-tenant residential	7	1/10/2012	100%
53 High Street	Norfolk	Retail	1	2/1/2012	100%
60-65 Welby Street	Grantham	Mixed Use Retail and Residential	5	8/20/2010	100%
7-11 Bridge Street	Boston	Mixed Use Restaurant and Residential	1	11/17/2011	100%

Index to Exhibits, page 43

8. Please revise your description in the Location column for your Exhibit 16.1 to read Previously Filed.

This has been revised.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

i.
The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

ii.	The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

iii.	The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.